UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number 001-05083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:
FURMANITE CORPORATION
10370 Richmond Avenue
Suite 600
Houston, Texas 77042

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator
Furmanite Corporation 401(k) Savings Investment Plan
We have audited the accompanying statements of net assets available for benefits of Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Furmanite Corporation 401(k) Savings Investment Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions and the supplemental schedule of assets (held at end of year), are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ UHY LLP
Houston, Texas
June 27, 2014

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets:
Investments, at fair value	$64,685,590	$41,430,447
Cash	134,067	30,947
Receivables:
Participant contributions receivable	310,432	15,184
Sponsor contributions receivable	163,760	104,619
Notes receivable from participants	1,817,631	1,497,341
Other receivables	44,691	41,016
Total receivables	2,336,514	1,658,160
Total assets	67,156,171	43,119,554
Liabilities:
Accounts payable	1,453	30,080
Total liabilities	1,453	30,080
Net assets reflecting investments at fair value	67,154,718	43,089,474
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(107,990)	(256,840)
Net assets available for benefits	$67,046,728	$42,832,634
The accompanying notes are an integral part of these financial statements.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
Additions to (deductions from) net assets attributable to:
Investment income:
Net realized and unrealized appreciation in fair value of assets	$10,825,203
Dividend income	2,009,555
Net investment income	12,834,758
Interest income on notes receivable from participants	71,816
Contributions:
Participants	5,310,677
Sponsor	1,889,400
Rollovers	9,134,149
Total contributions	16,334,226
Total additions	29,240,800
Distributions	(5,013,362)
Fees and expenses	(13,344)
Total deductions	(5,026,706)
Net increase in net assets	24,214,094
Net assets available for benefits
Beginning of year	42,832,634
End of year	$67,046,728
The accompanying notes are an integral part of this financial statement.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013

1.	Plan Description
The following description of the Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan.
General
The Plan is a defined contribution plan for eligible employees of Furmanite Corporation (“Sponsor,” or the “Company”) and its wholly owned domestic subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on April 1, 1991.
Administration
During the year ended December 31, 2013, The Charles Schwab Trust Company served as trustee (the “Trustee”), and Schwab Retirement Plan Services Company served as recordkeeper (the “Recordkeeper”) while the 401(k) Committee of the Company served as the Plan’s administrator (the “Plan Administrator”). The majority of administrative and trust expenses of the Plan are paid by the Company.
Participation
An employee becomes eligible to participate in the Plan for participant, catch-up and rollover contribution purposes on his or her first day of employment. An employee is eligible to receive employer matching contributions on the first day of the calendar quarter that coincides with or follows the date on which the employee has completed one year of eligibility service, as defined in the Plan document. The Plan provides service credit from the date of hire with an acquired business towards the eligibility and vesting periods for employees retained in an acquisition. Certain employees who are employed outside of the United States, leased employees, independent contractors, employees covered under a collective bargaining agreement which does not provide for participation in the Plan, and certain nonresident aliens are excluded from participation in the Plan.
Contributions
The Plan permits all eligible employees of the Companies to contribute 2% to 20% of their base compensation, on a pre-tax basis, into participant accounts. Participant contributions, including any catch up contributions for participants over age 50, are limited by the Internal Revenue Service (“IRS”). The maximum amount a participant can contribute under this limitation is $17,500 for the year ended December 31, 2013. The maximum amount of catch-up contributions a participant can contribute is $5,500 for the year ended December 31, 2013. Other IRS restrictions include limiting annual contributions of any kind to the lesser of 100% of compensation or $51,000 for 2013, and limiting the amount of compensation that can be taken into account when determining participant and the Companies contributions to $255,000 for 2013. In addition to participant and catch-up contributions, participants may also make rollover contributions from other qualified plans. Employee contributions, together with earnings thereon, are not subject to forfeiture and are held in trust by the Trustee. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company’s common stock, mutual funds and a collective trust fund.

For the year ended December 31, 2013, the Companies made matching contributions ranging from 25% to 100% of each participant’s contribution that did not exceed a specified percentage, ranging from four to six percent, of base compensation and after completion of one year of service. Matching contribution levels may vary by business unit and no matching contribution exceeds four percent of base compensation. Prior to June 30, 2013, at the Companies’ sole discretion, the Companies were permitted to contribute a 100% supplemental matching contribution for any Plan year for all participants who contributed in excess of four percent of their base compensation and who were employed on the last day of the Plan year, but not in excess of a specified percentage to be determined by the Companies. The Plan recorded the supplemental match in the period in which the match was approved by the Compensation Committee of the Company’s Board of Directors. During the year ended December 31, 2013, the Companies contributed a supplemental match totaling approximately $239,000 relating to the 2012 Plan year. Effective June 30, 2013, the Companies are no longer permitted to make any such supplemental matching contributions.
Participants are permitted to direct the Companies’ matching contributions into any investment option under the Plan.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013

Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided for the participant’s vested account.
Vesting
Participants are immediately vested in their own contributions plus earnings thereon. The portion of a participant’s account balance attributable to the Companies’ contributions, together with earnings thereon, is vested 100% over a five-year period, commencing on the date the participant performs his or her first hour of service, at 20% per year.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 up to the lesser of 50% of the vested portion of their account balance, or $50,000 reduced by the highest loan balance in the preceding 12 months. A loan is collateralized by the participant’s vested account balance and bears interest at the U.S. Treasury Note rate for the commensurate period plus four percent on the day the loan is issued. Principal and interest are paid ratably through payroll deductions and must be repaid within five years, unless the loan is a residential loan, which must be repaid within 10 years. No amount that is pledged as collateral for a Plan loan to a participant will be available for distribution or withdrawal before the participant has fully repaid his or her loan and, in the event of default on the loan due to failure to comply with the repayment terms of the loan, the loan may be treated as a deemed distribution at the discretion of the Plan Administrator. The notes receivable from participants, secured by vested account balances of borrowing participants, are stated at amortized cost, which represents the unpaid principal balance plus accrued interest.
Benefit Payments
Benefit payments to participants are recorded when paid. A participant or beneficiary with a vested account balance less than $5,000 (the “Mandatory Cashout Limit”) will receive a lump-sum amount equal to the value of the vested portion of his or her account upon separation from the Companies, death, disability or retirement. In addition, the Plan permits in-service distributions either in the event of financial hardship or at any time after a participant attains age 59  1/2. Participants with vested account balances greater than $5,000 may elect to receive the lump-sum distribution at such time or defer distribution to a later date.

As of December 31, 2013 and 2012, there was $881 and $6,598 respectively, due to participants who had elected to withdraw from the Plan and requested payment of benefits but had not yet been paid.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
As described in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“FASB ASC 946”), investment contracts or collective trusts that invest in fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by FASB ASC 946, the Statements of Net

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013

Assets Available for Benefits present the fair value of the collective trust as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Fair Value Measurements
The Plan measures on a recurring basis its investments at fair value in accordance with FASB ASC 820, Fair Value Measurement. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

•
Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

•
Level 2 — Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily-available pricing sources for comparable instruments.

•
Level 3 — Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in methodologies used at December 31, 2013 and 2012.
Money market funds: Valued based on redemption values on the last business day of the Plan year.
Common stock: Valued at the closing price on the last business day of the Plan year reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end, as determined by the closing price reported on the active market on which the individual securities are traded. There are no restrictions on the mutual funds.
Collective trust fund: Valued at the net asset value based upon the fair values of the underlying net assets of the trust.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013:

	Fair Value Measurements at December 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Fair Value
Money market funds	$82	$—	$82
Common stock of Sponsor	12,736,141	—	12,736,141
Mutual funds:
Domestic equity	19,678,579	—	19,678,579
Domestic fixed income	7,352,232	—	7,352,232
International	8,230,217	—	8,230,217
Real estate	1,638,471	—	1,638,471
Multi-strategy	6,126,055	—	6,126,055
Collective trust:
Stable value fund	—	8,923,813	8,923,813
Total investments measured at fair value	$55,761,777	$8,923,813	$64,685,590

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012:

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Fair Value
Money market funds	$28	$—	$28
Common stock of Sponsor	6,977,112	—	6,977,112
Mutual funds:
Domestic equity	11,921,787	—	11,921,787
Domestic fixed income	5,133,766	—	5,133,766
International	5,236,532	—	5,236,532
Real estate	1,291,257	—	1,291,257
Multi-strategy	3,880,882	—	3,880,882
Collective trust:
Stable value fund	—	6,989,083	6,989,083
Total investments measured at fair value	$34,441,364	$6,989,083	$41,430,447

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013

The Invesco Stable Value Fund includes security-backed investment contracts including synthetic investment contracts (“SICs”), guaranteed investment contracts (“GICs”) and cash-equivalents. The fund is designed to preserve principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers.
SICs are contracts composed of underlying assets and a wrapper contract issued by a responsible third party. The issuer of the wrapper contract provides for withdrawals at contract value for any normal benefit responsive requirements.
The key factors that influence future interest crediting rates (the rate earned by participants based on the underlying investments) for a wrapper contract include:

•	The level of market interest rates

•	The amount and timing of participant contributions, transfers and withdrawals into or out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper contract
Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. The gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.” If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the plan, a material adverse change to the provisions of the plan, or the employer elects to withdraw from a wrapper contract. The Plan Administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.
The investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the investment contracts to be sold at a fair price and may substantially delay the sale of these contracts. The average annualized yield of the Invesco Stable Value Fund for 2013 and 2012 is as follows:

Average Yields	2013	2012
Based on actual earnings	1.26%	0.88%
Based on interest rate credited to participants	1.45%	1.82%

4.	Investments
The following fair value of investments as of December 31, 2013 and 2012 represent five percent or more of the Plan’s net assets available for benefits:

	2013	2012
Furmanite Corporation Common Stock	$12,736,141	$6,977,112
Invesco Stable Value Fund [1]	8,923,813	6,989,083
PIMCO Total Return Administrative Class Shares	7,352,232	5,133,766
Thornburg International Value Fund	6,479,161	3,841,801
DWS Equity 500 Index Fund	6,312,164	3,525,188
Invesco Van Kampen Growth and Income Fund	6,126,055	3,880,882
American Funds Growth Fund of America Class A	5,706,013	3,458,764
 _______________

[1]	Contract value was $8,815,823 and $6,732,243 at December 31, 2013 and 2012, respectively.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013

Net appreciation in the fair value of the Plan’s investments for the year ended December 31, 2013 was as follows:

Common stock	$6,495,669
Mutual funds	4,329,534
Net realized and unrealized appreciation in fair value of assets	$10,825,203

5.	Distributions
Distributions include amounts paid to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution. Distributions also include amounts paid to Plan participants or their beneficiaries under a Qualified Domestic Relations Order.

6.	Forfeitures
At December 31, 2013 and 2012, forfeited non-vested accounts totaled $253,654 and $174,069, respectively, and are included in investments in the Statements of Net Assets Available for Benefits. Amounts forfeited by participants upon withdrawing from the Plan are used to reduce future Company contributions or to accommodate other miscellaneous account adjustments. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met. In 2013, forfeiture amounts totaling $92,032 were used to reduce Company contributions.

7.	Party-in-Interest Transactions
Certain Plan investments include shares of common stock of the Company. Therefore, transactions related to these shares qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

8.	Tax Status
The IRS has determined and informed the Company by a letter dated July 19, 2012, that the plan is qualified and the trust established under the plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. No income tax provision, therefore, has been included in the Plan’s financial statements.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.
The Plan Administrator does not anticipate any changes in the Plan’s tax positions in the next twelve months. In the event of any tax related interest and penalties, the Plan records such fees as a component of the Plan’s provision for income taxes.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013

9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits and the net increase in net assets per the financial statements to the Form 5500:

	Year Ended December 31,
	2013	2012
Net assets available for benefits per the financial statements	$67,046,728	$42,832,634
Amounts allocated to withdrawing participants	(881)	(6,598)
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	107,990	256,840
Net assets available for benefits per the Form 5500	$67,153,837	$43,082,876

		Year Ended December 31, 2013
Net increase in net assets per the financial statements		$24,214,094
Amounts allocated to withdrawing participants at December 31, 2012		6,598
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts at December 31, 2012		(256,840)
Amounts allocated to withdrawing participants at December 31, 2013		(881)
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts at December 31, 2013		107,990
Net increase in net assets per the Form 5500		$24,070,961

As discussed in Note 1, amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits but had not yet been paid at year end are reflected in the Form 5500; however the amounts are not reflected in the financial statements. As discussed in Note 2, the Plan invests in a fully benefit-responsive collective trust fund. For financial reporting purposes, the net assets of the Plan included in this collective trust are recorded at contract value while the Form 5500 is presented at fair value.

10.	Plan Termination
While there is no intention to do so, the Company reserves the right to terminate the Plan. In the event of termination of the Plan, the participants will become fully vested in their accrued benefits, including employer contributions and earnings thereon, and the net assets of the Plan will be distributed to the participants of the Plan in accordance with the provisions of ERISA.

11.	Prohibited Transactions

The United States Department of Labor (“DOL”) considers late participant contributions to be prohibited transactions. The employer is required to remit participant contributions to the Plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the contributions were withheld. Therefore, any amount remitted after such number of days is considered late. It was determined that during the year ended December 31, 2013, the Plan Sponsor inadvertently failed to make deposits of approximately $38,862 in participant contributions and loan repayments within the timeframe required. The deposits were made in 2014 and the participant accounts were credited with the amount of investment income for prior earnings that would have been earned had the participant contributions been remitted within the required DOL timeframe.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN: 74-1191271

Plan Number: 009

For the Year Ended December 31, 2013

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are Included: ☒	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$38,862	$38,862	$—	$—	$—

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year)
EIN: 74-1191271
Plan Number: 009
December 31, 2013

		c
	b	Description of Investments Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	e
a	Lessor or Similar Party	Par or Maturity Value	Current Value
	Mutual funds:
	Allianz Global Investors Distributors LLC	PIMCO Total Return Administrative Class Shares	$7,352,232
	Thornburg Securities Corporation	Thornburg International Value Fund	6,479,161
	DWS Investments Distributors, Inc.	DWS Equity 500 Index Fund	6,312,164
	Invesco A I M Distributors, Inc.	Invesco Van Kampen Growth and Income Fund	6,126,055
	American Funds Distributors, Inc.	American Funds Growth Fund of America Class A	5,706,013
	Columbia Management Distributors, Inc.	Columbia Small Cap Value Fund II	2,817,030
	Sentinel Group Funds, Inc.	Sentinel Small Company	2,556,615
	American Funds Distributors, Inc.	Capital World Growth and Income Fund	2,286,757
	Invesco A I M Distributors, Inc.	AIM International Small Company Fund	1,751,056
	VP Distributors, Inc.	Virtus Real Estate Securities Fund Class I	1,638,471
	Total mutual funds		43,025,554

	Money market fund:
	Federated Securities Corporation	Federated Capital Reserves Fund	82
	Common stock:
*	Furmanite Corporation	Furmanite Corporation Common Stock	12,736,141
	Collective trust fund:
	Invesco National Trust Company	Invesco Stable Value Fund	8,923,813
	Total investments		$64,685,590
*	Notes receivable from participants	Interest rates of 4.11% to 7.64% (Maturity dates vary through January 2022)	$1,817,631
Column (d) is not applicable as all investments are participant-directed.
______________________

*	Indicates a party-in-interest to the Plan.
See Report of Registered Independent Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Furmanite Corporation 401(k) Savings Investment Plan

	By:	Furmanite Corporation, Plan Sponsor

Date: June 27, 2014	By:	/s/ ROBERT S. MUFF
Robert S. Muff
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.